December 18, 2018
VIA EDGAR
The United States Securities and
    Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-8629
Subject:	Nationwide Variable Account-II
Nationwide Life Insurance Company
N-4 Registration Statements, 1933 Act File Nos.:
333-226630 (Nationwide Journey Gold), Accession Number: 0001193125-18-240385;
333-226631 (Nationwide Journey Gold New York), Accession Number: 0001193125-18-240393;
333-226632 (Nationwide Journey Choice), Accession Number: 0001193125-18-240400;
333-226633 (Nationwide Journey Choice New York), Accession Number: 0001193125-18-240407;
333-226634 (Nationwide Journey Core), Accession Number: 0001193125-18-240415; and
333-226635 (Nationwide Journey Core New York), Accession Number: 0001193125-18-240424
Ladies and Gentlemen:
Pursuant to Rule 477 under the Securities Act of 1933, and on behalf of its Nationwide Variable Account-II, Nationwide Life Insurance Company ("Nationwide") respectfully requests the withdrawal of the above-captioned initial registration statements on Form N-4 filed August 7, 2018, together with all exhibits thereto and correspondence filed therewith ("the Registration Statements").
Nationwide's request is the result of a change in business strategy that makes the Registration Statements, as filed, unnecessary at this time. Accordingly, Nationwide respectfully requests effectiveness of the withdrawal to be as soon as practicable.
Nationwide confirms that: (i) the Registration Statements have not automatically become effective nor been declared effective by the Securities and Exchange Commission; (ii) no securities have been sold pursuant to the Registration Statements or the prospectus incorporated therein; and (iii) no preliminary prospectus contained in the Registration Statements has been distributed.
If you have any questions concerning this matter, please contact me at 614-249-8782.
Sincerely yours,
Nationwide Life Insurance Company
/s/ JAMIE RUFF CASTO
Jamie Ruff Casto
Managing Counsel
cc: Ms. Jaea Hahn